FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F   X   Form 40-F
                                       -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No   X
                                        -----    -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on June 5th, 2002 (Statement No. 19 - 2002).

Exhibit 1
---------

                                                           [LOGO]
                                                  ----------------------

Kbenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6                                   A/S Dampskibsselskabet TORM
1067 Copenhagen K                                 Marina Park
                                                  Sundkrogsgade 10
                                                  DK-2100 Copenhagen 0
                                                  Denmark

                                                  Tel:        +45 39 17 92 00
                                                  Fax:        +45 39 17 93 93
                                                  Telex:      22315 TORM DK

                                                  E-mail:     mail@torm.dk
                                                  Website:    www.trom.dk
                                                  Comtext:    A43DK152

                                                  VAT/CVR.    No. 2246 0218








5th June 2002                    Statement No.  19 - 2002
                                 Contact Person: Mr. Klaus Kjaerulff, CEO


TORM places order for 1 additional newbuilding and takes delivery of one vessel

     o A/S Dampskibsselskabet TORM ordered 1 newbuilding panamax coated product tanker on 23rd May, 2002 at Hyundai Heavy Industries, South Korea.

     o The Company has today exercised its option to contract a second identical vessel for delivery in 2004 whereby the Company order now stands at 2 firm contracts.

     o The vessel will be approximately 75,000 tdw, state-of-the art and reinforcing the Company's and its pool partners' commitments to maintaining a modern fleet built to the highest standards and which is also safe, clean and environmentally sound.

     o The first vessel in the Company's current newbuilding programme, a 45,000 dwt handymax coated product tanker was delivered on 3rd June 2002 from the STX yard in Korea and named TORM MARY.

     o With this additional order, the Company's own newbuilding programme now stands at 9 vessels with deliveries taking place throughout 2002, 2003 and 2004. The Company's owned and chartered fleet capacity within the Product Tanker segment will increase 51% during this period.

     o The investment in the 9 vessels exceeds DKK 2.3 billion (USD 285 million).


Yours faithfully,
A/S Dampskibsselskabet TORM


Klaus Kjaerulff
CEO

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  June 7th, 2002                             By: /s/ Klaus Nyborg
                                                      --------------------------
                                                    Klaus Nyborg
                                                    Chief Financial Officer











03810.0001 #329055